Mail Stop 6010
Via Facsimile and U.S. Mail


March 2, 2006

Mr. Andrew A. Barnard
President and Chief Executive Officer
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902

      Re:      Odyssey Re Holdings Corp.
       Form 10-K for fiscal year ended December 31, 2004
	            File No. 1-16535

Dear Mr. Barnard:

      We have reviewed your February 8, 2006 response to our December
23, 2005 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2004

Management`s Discussion and Analysis

Revenues and Expenses, page 45 -47

1. Please refer to prior comment one. We note that your proposed new disclosure provides only a general list of the factors that you consider in estimating the loss and LAE reserves and quantifies only the total impact from changes in prior year reserve estimates. It does not provide an analysis of the uncertainties involved in reserve estimation at a given point in time and the variability that is reasonably likely to result over time. This disclosure seems particularly important given the magnitude of recent changes in your prior year reserve estimates. Please provide this analysis in disclosure type format. This analysis should explain the specific factors that caused such changes in your historical loss reserve estimates, quantify the sensitivity of your reserve estimates to changes in key assumptions related to these factors and describe the expected likelihood of material changes in the future.

2. Please refer to prior comment two. Your proposed new disclosure omits the following information.

* A description of the specific actuarial methods and assumptions used to compute your case reserves
* The nature of variations in ceding company reserve methods
* A description of the specific assumptions used to estimate your IBNR reserve.
* A description and quantification of specific adjustments made to your IBNR estimate that resulted from qualitative assessments of emerging trends
* A quantification of the sensitivity of your most recent reserve estimates to changes in key assumptions
* Specific analysis and quantification of the expected impact of known trends on future operations and financial condition

Please provide this information by line of business for each period presented in disclosure-type format.

3. Please refer to prior comment three. We note that your proposed new disclosure does not provide the specific information that we requested and reissue our original comment. Also, your response appears to indicate that the significant increases in prior year reserve estimates were not anticipated because you lack specific information on outstanding claims and average settlement amounts. However, in responding to comment four, you state that cedant time lags and back logs do not materially affect your loss reserve estimates and that you utilize internally developed analyses of historical loss information reported by cedants to validate your reserves. Please explain these apparent inconsistencies.

4. Please refer to prior comment four. Data from ceding companies appears to have a significant impact on your financial statements because it is used as a primary basis for estimating premiums, losses incurred and losses and LAE reserves. Please quantify the historical and expected impact of variations from these estimates on your operating results and financial position. You state that cedant time lags and back logs do not materially affect your loss reserve estimates. However, in responding to comment 1, you state that premiums earned are used to measure your exposure to claims and that reporting patterns of cedants may cause actual premiums to vary up to
15% of estimated premiums over the life of the contract. Also, you state that the risks of material changes in estimate are mitigated because no individual ceding company represents more than 4% of total gross premiums. However, in 2004 you increased your estimate of prior year reserves by $181 million. Please explain these apparent inconsistencies.

Results of Operations, page 47
5. Please refer to prior comment five. You explain changes in loss and loss adjustment expenses on a net basis without discussing and quantifying the underlying factors causing these changes. For example, you do not discuss or quantify the impact of changes in your retrocessional programs over the periods presented. Please separately explain and quantify the impact of changes in your assumed reinsurance (i.e. changes in loss and loss adjustment expenses on a gross basis) and the impact of your retrocessional programs on loss and loss adjustment expenses for each period presented so that investors can better understand your results of operations. Provide the following additional information in disclosure-type format.
* Describe the financial objectives of your retrocessional programs.
* Discuss and quantify how these retrocessional programs have been structured to achieve your financial objectives and reduce the risks assumed in your reinsurance businesses.
* Discuss and quantify the primary changes in the terms of your retrocessional arrangements that have affected loss and loss adjustment expenses for each period presented and the expected impact of corresponding changes on future periods.

6. Please refer to prior comment five. Your proposed new
disclosure
does not explain why losses ceded under your whole account stop loss
retrocessional arrangements decreased from $100 million in 2003 to
$5
million in 2004. Please describe the contractual terms in your reinsurance treaties that restrict your ability to cede losses for each period presented, including remaining coverage limits at December 31, 2004 by risk type, geographic location and time period.
Quantify the impact of these contractual restrictions on operating results for each period presented and on your ability to reinsure loss experience expected to emerge in future periods. Provide this information in disclosure type format.

Liquidity and Capital Resources, page 53

7. Please refer to prior comment eight. You state that the "timing and certainty" of reinsurance collections can add uncertainty to the
Company`s liquidity position. Please clarify the magnitude of this risk. Describe the primary factors affecting the timing and certainty of reinsurance collections, distinguishing between the top 10 and all other reinsurers, and provide an aging of your reinsurance recoverable at December 31, 2004. We note that approximately 52% of your reinsurance recoverable is secured by collateral and that your reserve for uncollectible reinsurance was only $33 million at December 31, 2004.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 69

8. Please refer to prior comment nine. You state that reinsurance assumed gross premiums are recognized either "consistent with the coverage periods" or "over the coverage term of the contracts." Please expand this disclosure to address all of the factors described in paragraphs 21-25 of SFAS 113.

9. Please refer to prior comment nine. You indicate that contracts not meeting the risk transfer provisions of SFAS 113 are accounted for using the deposit method as required by SOP 98-7. Please provide the disclosure described in paragraphs 18 and 19 of SOP 98-7 and the following information for these contracts in disclosure-type format.

* The amount and classification of consideration received for each period presented. We note that under SOP 98-7 contracts are classified into one of four categories for accounting purposes.
* An expanded description of your revenue recognition and related expense recognition methods. Describe the contract terms upon which these methods are based.
* Impact on operating results for each period presented

Note 5. Retrocessions, page 80

10. Please refer to prior comment 13. We note your statement that these agreements met the risk transfer requirements of SFAS 113 at inception and that the ability of the Company to cede losses attributable to prior periods will depend on the nature of the risk, the time period and related recovery limits. However, we believe that your description of the key terms of these arrangements could be improved. Please expand your proposed new disclosure to provide the following information.

* Describe the nature of risks included under this coverage, such as geographic scope of cover for each period presented.
* Describe and quantify the level of excess of loss reinsurance protection purchased, the related cost and level of retention for each period presented.
* Describe and quantify the remaining coverage limits under each treaty at December 31, 2004.
* Describe the circumstances that would give rise to additional premium obligations and any other contingent obligations under these agreements.

Note12. Commitments and Contingencies, page 96

11. Please refer to prior comment 15. You state that these residual value policies are excluded from the scope of SFAS 133 under paragraph 10 (e) (2). We note that paragraph 58 (c) of SFAS 133 clarifies the 10 (e) (2) exception by stating that the non-financial asset must be "unique" and its owner must not benefit from any increase in price. We understand that settlements under residual value policies are typically based on guidebook prices. We believe that this settlement mechanism constitutes a price index, which is inconsistent with the "unique" criteria. Accordingly, it does not appear that these residual value policies would qualify for the SFAS
133 insurance contract exemption and thus would need to be accounted for as fair market value derivatives. Please tell us how your quota share reinsurance contract with Gulf Insurance Company qualifies for accounting under SFAS 60 and SFAS 113, as it appears that you have assumed fair market value volatility as opposed to providing protection against (a) damage to, or loss of property caused by various perils, such as fire and theft, or (b) legal liability resulting from injuries to other persons or damage to their property.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Andrew A. Barnard
Odyssey Re Holdings Corp.
March 2, 2006
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